UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-39301

LION GROUP HOLDING LTD.

Not Applicable
(Translation of registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

3 Phillip Street, #15-04 Royal Group Building

Singapore 048693
(Address of principal executive office)

Registrant’s phone number, including area code
+65 8877 3871

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Information Contained in this Form 6-K Report

Lion Group Holding Ltd. (“the Company” or “Lion”) entered into a Share Purchase Agreement (the “Agreement”) dated November 8, 2024, with Amazon Capital Holding Limited (“Amazon Capital”). Hong Kong-based Fosun Asset Management Limited (“Fosun Asset Management”) acted as the exclusive investment advisor for Amazon Capital, providing comprehensive support and strategic guidance throughout the signing and execution of the Agreement.

Under the Agreement, the Amazon Capital will subscribe certain amount of Class A ordinary shares, par value $0.0001 per share. The subscription will proceed in three tranches, with specific terms as follows.

Phase 1: Amazon Capital will subscribe to Class A ordinary shares with an aggregate purchase price of $5,000,000, with the first tranche closing within six months from the date of the Agreement. Funds will be injected in stages, depending on market conditions.

Phase 2: Within six months of the completion of the first tranche, Amazon Capital will have the option to make an additional subscription of up to $10,000,000 in aggregate. Funds will be injected in stages, depending on market conditions.

Phase 3: Within six months of completing the second tranche, Amazon Capital may proceed with a further staged subscription up to $15,000,000.

The price per share for each phase will be set at 80% of the average closing price of the Company’s American Depositary Shares (the “ADS”) over the 20 trading days preceding each relevant tranche (adjusted based on the applicable ADS ratio).

As the exclusive investment advisor of Amazon Capital for this transaction, Fosun Asset Management will provide professional support to Amazon Capital in market analysis, pricing of subscriptions, and transaction structuring.

This Form 6-K is hereby incorporated by reference into the registration statements on Form F-3 (No. 333-269333) and Form S-8 (No. 333-275597) of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2024	LION GROUP HOLDING LTD.

	By:	/s/ Chunning Wang
	Name:	Chunning Wang
	Title:	Chief Executive Officer and Director

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